UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              VISIONICS CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    92831E101
                                 (CUSIP Number)


                                FEBRUARY 16, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name of Reporting Person           A. Norman Redlich
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
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2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [_]
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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization        United States

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Number of Shares  (5)      Sole Voting Power                2,072,905
Beneficially      (6)      Shared Voting Power              0
Owned by Each     (7)      Sole Dispositive Power           2,072,905
Reporting Person  (8)      Shared Dispositive Power         0

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,072,905
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                             ______

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11.      Percent of Class Represented by Amount in Row 9    8.91%

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12.      Type of Reporting Person                           IN

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

                  This Schedule 13G is filed by the undersigned with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Visionics Corporation (the "Company").

Item 1.           (a)      NAME OF ISSUER

                  Visionics Corporation (formerly known as Digital Biometrics, Inc.)

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  5600 Rowland Road, Minnetonka, Minnesota 55343

Item 2.           (a)      NAMES OF PERSONS FILING

                  A. Norman Redlich ("Redlich" or the "Reporting Person")

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  30 Crest Drive, Metuchen, NJ 08840

                  (c)      CITIZENSHIP

                  United States

                  (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Shares")

                  (e)      CUSIP NUMBER

                  92831E101

Item 3.           Not applicable.

Item 4.           (a)      AMOUNT BENEFICIALLY OWNED

                  2,072,905

                  (b)      PERCENT OF CLASS

                  8.91%

                  (c) The Reporting Person has the sole power to vote or to direct the vote of 2,072,905 shares of Common Stock and the sole power to dispose or to direct the disposition of 2,072,905 shares of Common Stock.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

Item 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 23, 2001

                                        /s/  A. Norman Redlich
                                        ---------------------------------------
                                        A. Norman Redlich